Exhibit 3.1

FOURTH AMENDMENT TO THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

YOTTA ACQUISITION CORPORATION

October 22, 2025

Yotta Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Yotta Acquisition Corporation” The original certificate of incorporation (the “Original Certificate”) was filed with the Secretary of State of the State of Delaware on March 8, 2021.

2. On January 3, 2022, in connection with the IPO (the “Initial Public Offering”), the Company adopted its Amended Certificate of Incorporation (the “Amended Certificate”).

3. On April 19, 2023, the Corporation adopted the First Amendment to the Amended and Restated Certificate, on September 22, 2023, the Second Amendment, and on August 22, 2024, the Third Amendment to the Amended and Restated Certificate.

4. This Fourth Amendment to the Amended and Restated Certificate was duly adopted by the Board of Directors of the Corporation and approved by the Corporation’s stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

5. The text of paragraph E of Article Sixth is hereby amended and restated to read in full as follows:

“In the event that the Corporation does not consummate a Business Combination by April 22, 2027 (such date being referred to as the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the board of directors pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law. In such event, the per share redemption price shall be equal to a pro rata share of the Trust Account plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Corporation to pay its taxes divided by the total number of IPO Shares then outstanding”

6. The text of paragraph D of Article Sixth is hereby amended and restated to read in full as follows:

“The Corporation will not consummate any Business Combination unless it (or any successor) (i) has net tangible assets of at least $5,000,001 upon consummation of such Business Combination, or (ii) is otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act.”

IN WITNESS WHEREOF, Yotta Acquisition Corporation has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

Yotta Acquisition Corporation

By:	/s/ Hui Chen
Name:	Hui Chen
Title:	Chief Executive Officer and Director